United States securities and exchange commission logo





                          May 27, 2020

       Kari A. Potts
       Vice President, General Counsel and Secretary
       Brigham Minerals, Inc.
       5914 W. Courtyard Drive, Suite 150
       Austin, Texas 78730

                                                        Re: Brigham Minerals,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 21, 2020
                                                            File No. 333-238579

       Dear Ms. Potts:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Thomas Zentner